

March 31, 2009

**Via U.S. Mail and Fax (303-573-8133)**
Mr. A.G. Foust
Chief Executive and Financial Officer
Monument Resources, Inc.
2050 South Oneida Street, Suite 106
Denver, Colorado 80222

> **Re:     Monument Resources, Inc.**
>          **Form 10-K for the Fiscal Year Ended September 30, 2008**
>          **Filed December 18, 2008**
>          **Form 10-Q for the Fiscal Quarter Ended December 31, 2008**
>          **Filed February 12, 2009**
>          **File No. 000-51751**

Dear Mr. Foust:

        We have reviewed your response letter dated March 24, 2009 and have the following comments.  Please provide a written response to our comments.  Please be as detailed as necessary in your explanation.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.  After reviewing this information, we may raise additional comments.

Form 10-K for the Fiscal Year Ended September 30, 2008

Note 9 – Segment Information, page F-18

1.      We reviewed your response to prior comment numbers 1 and 3 and noted you determined the pipeline assets are completely dependent upon the cash flows from the oil and gas segment and should be grouped together with the oil and gas assets for purposes of testing the long-lived assets for impairment.  We also note you performed an impairment analysis in accordance with SFAS 144 on your oil and gas assets as of December 31, 2008.  Please clarify whether you included the pipeline assets and cash flows in this analysis and tell us the results of the test

Note 10 - Oil and Gas Activities, page F-21

2.      We reviewed your response to the prior comment 2.  Please confirm that you will include a similar explanation of significant changes in your proved oil and gas reserve quantities in your future filings.  We refer you to the guidance at paragraph 11 of SFAS 69.

Closing Comments

        Please respond to these comments within 10 business days or tell us when you will provide us with a response.  Please furnish a letter that keys your responses to our comments and provides any requested information.  Detailed letters greatly facilitate our review.  Please understand that we may have additional comments after reviewing your responses to our comments.

        You may contact Suying Li at (202) 551-3335, if you have questions regarding comments on the financial statements and related matters.  Please contact me at (202) 551-3461 with any other questions.

                                                Sincerely,


                                                Chris White
                                                Branch Chief


cc:     Mr. Samuel E. Wing